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MANAGEMENT'S REPORT ON ASSESSMENT OF COMPLIANCE WITH SEC

REGULATION AB SERVICING CRITERIA

1.      Situs Real LLC (the “Company”), a wholly-owned subsidiary of SitusAMC Holdings Corporation, is responsible for assessing compliance with the servicing criteria set forth in Item 1122(d)(3)(i)(A-B) of the U.S. Securities and Exchange Commission’s (“SEC”) Regulation AB (the “applicable servicing criteria”), as of and for the year ended December 31, 2025 (the “Reporting Period”). The transactions covered by this report (collectively referred to as “EU Reporting Administrator Platform” or the “Platform”) include asset-backed transactions and securities for which Situs Real LLC served in the capacity of EU Reporting Administrator related to the following asset-backed transactions and securities: BMARK 2019-B10 and BMARK 2019-B11.

2.      The Company used the criteria set forth in Item 1122(d)(3)(i)(A-B) of Regulation AB “Reports to investors, including those to be filed with the Commission, are maintained in accordance with the transaction agreements and applicable Commission requirements. Specifically, such reports: (A) Are prepared in accordance with timeframes and other terms set forth in the transaction agreements; (B) Provide information calculated in accordance with the terms specified in the transaction agreements” to provide an assertion on the Company’s assessment of compliance.

3.      Situs Real LLC has complied, in all material aspects, with the applicable servicing criteria for the Reporting Period with respect to the Platform taken as a whole.

4.      Grant Thornton LLP, an independent registered public accounting firm, has issued an attestation report on the Company’s assertion on compliance with the applicable servicing criteria for the Reporting Period.

Situs Real LLC

March 3, 2026

/s/ Parker Umsted

Parker Umsted, Senior Director, Securitization